U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, CA 91741

December 30, 2011

VIA EDGAR TRANSMISSION

Dominic Minore
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C.  20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037
Brown Advisory Equity Income Fund (the “Fund”)

Dear Mr. Minore:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your December 8, 2011 oral comments provided to Elaine Richards of U.S. Bancorp Fund Services, LLC, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 421 to its registration statement.  PEA No. 421 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on October 14, 2011, and is designated to become effective on December 30, 2011.  (The Trust filed PEA No. 433 to redesignate the effective date from December 28, 2011 to December 30, 2011.)  The purpose of PEA No. 421 was to register the Fund as a new series of the Trust.  The Trust is filing this PEA No. 435 under Rule 485(b) to (1) reflect the revisions discussed herein in response to your comments; (2) make certain non-material changes as appropriate, and (3) file any outstanding exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Prospectus

1.
In the “Principal Investment Strategies” section shown within Item 4 and Item 9, please consider expanding the 80% names rule policy to not only include equity securities, but also to clarify that it includes “income-producing” equity securities or something similar.

The Trust responds by clarifying the Fund’s 80% names rule policy as follows:

Under normal conditions, Brown Investment Advisory Incorporated (the “Advisor”) seeks to achieve the Fund’s investment objective by investing at least 80% of the value of its net assets (plus borrowings for investment purposes) in a diversified portfolio of dividend paying common stocks.

2.
In the “Principal Investment Strategies” section shown within Item 4 and Item 9, it states that the Fund may invest in Master Limited Partnerships (“MLPs”) as one of the types of equity securities.  Please clarify whether the Fund’s investments in MLPs is restricted to limited partners or is the Fund permitted to also invest in general partners of MLPs?  If the Fund is permitted to invest in general partners, please add disclosure indicating that with such investments, the Fund will be exposed to unlimited losses which could result in owning senior securities.

The Trust responds by confirming that the Fund’s investments in MLPs will be restricted to holding interests in limited partners of such investments.  The Trust has added clarifying disclosure.

3.
With respect to the Fund’s investments in other investment companies and ETFs, please include language in the Item 9 disclosure stating that the Fund requires that those other investment companies have their own 80% policy of investing in income producing equity securities.

The Trust responds by adding the clarifying disclosure as suggested.

4.
In the “Principal Investment Risks” section within Item 4 and Item 9, please add a sentence to the REIT Risks disclosure similar to the sentence within the ETF Risk disclosure that indicates that shareholders will indirectly be subject to the fees and expenses of the individual REITs in which the Fund invests.  Additionally, please clarify that such expenses are not reflected in the Fees and Expenses Table.

The Trust responds by adding the disclosure as suggested.

5.
In the “Principal Investment Risks” section within Item 4, please include discussion regarding the tax consequences of investing in MLPs similar to the disclosure within Item 9 under MLP Risks.  Within the Item 9 discussion of MLP Risks, please expand the disclosure to describe what some of those tax risks are.

The Trust responds by expanding the MLP Risk disclosure under both Item 4 and Item 9 as suggested.

6.	On page 9 of the Prospectus, please correct the order of the Risk list to correspond to the Item 4 disclosure.

The Trust responds by correcting the order of the Risk list as suggested.

7.	On page 9 of the Prospectus, please make the changes to the sentence shown below:

REITs are companies that pool investor funds to invest primarily in income producing real estate and/or real estate related loans or interests.

The Trust responds by making the change as noted above.

8.	In Item 9 of the Prospectus, please combine the risk disclosures for Small Capitalization Company Risk and Medium Capitalization Company Risk to correspond to the Item 4 disclosure.

The Trust responds by making the changes as suggested.

Statement of Additional Information (“SAI”) (Investment Limitations)

9.	Please expand the disclosure with respect to limitation number 7 (Issuance of Senior Securities) to include the specific prohibitions of the 1940 Act.

The Trust responds by respectfully noting that expanded disclosure related to senior securities is currently in the SAI on page 14.  The disclosure discusses the specific prohibitions of the 1940 Act.

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I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact Elaine Richards at (626) 914-7363.

Sincerely,

/s/Elaine E. Richards

Elaine E. Richards, Esq.
Secretary of Professionally Managed Portfolios

cc:           Domenick Pugliese, Esq., Paul Hastings LLP